UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description May 2022 Operational Update dated 7 June 2022

Press Release

7 June 2022

Argo Blockchain PLC

(“Argo” or “the Company”)

May 2022 Operational Update

Operational Update

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to provide the following operational update for May 2022.

During the month of May, Argo mined 124 Bitcoin or Bitcoin Equivalents (together, BTC) compared to 166 BTC in April 2022. The reduction in BTC mined is attributable to several factors:

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The Bitcoin network experienced an increase in difficulty, leading to fewer BTC mined.
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The Company’s hashrate on Terra Pool produced substantially lower Bitcoin than in previous months, primarily due to short-term probabilistic outcomes. The Company continues to explore all options to optimize its hashrate across alternative pools.
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High temperatures in Texas led to increased energy demand and higher electricity prices, to which the Company responded by voluntarily curtailing mining operations and reducing its energy usage at Helios.
●
The Company faced some limited instances of unplanned downtime at Helios while bringing the new facility online.

Based on daily foreign exchange rates and cryptocurrency prices during the month, mining revenue in May amounted to £3.07 million [$3.89 million*] (April 2022: to £5.52 million [$6.83 million*]).

Argo generated this income at a Bitcoin and Bitcoin Equivalent Mining Margin of 62% for the month of May (April 2022: 75%). This reduction in mining margin was driven primarily by lower Bitcoin price and fewer BTC mined.

As of May 31 2022, the Company held 2,379 Bitcoin, of which 187 were BTC Equivalents.

Helios Update

May 2022 marked the official commencement of mining operations at Helios. During this month, the Company installed 2,500 S19J Pro machines received as part of the machine swap agreement with Core Scientific which was announced in March 2022. Additionally, the Company began receiving and installing the S19J Pro machines that it purchased from Bitmain, as announced in September 2021, which increases the Company’s mining fleet by approximately 3,000 machines per month. By the end of May, the Company had increased its hashrate capacity by 300 PH/s to 1.9 EH/s. Argo Blockchain is pleased to confirm that the installation of the 20,000 miners purchased from Bitmain is anticipated to be completed by October 2022.

ePIC Blockchain Technologies Partnership Update

The Company is also pleased to provide the following update on its collaboration with ePIC. Argo has executed a purchase agreement for 6,600 custom mining machines, with a right to place additional orders for up to 23,400 machines. The machines will utilize the Intel ASIC Blockscale chips, for which the Company previously signed a supply agreement with Intel (as announced in the Company’s February 2022 Monthly Operational Update). The custom machines will be designed to Argo’s specifications to optimize mining performance and efficiency for use at the Helios facility, which uses immersion cooling to seek to prolong the life of the machines and increase operating performance.

“We have officially commenced mining at our new facility, Helios, ahead of schedule, bringing to fruition months of hard work and planning,” said Peter Wall, Chief Executive Officer of Argo. “The team expected minor issues and downtime as we brought systems online, but we’ve completed 25% of the machine swap with Core Scientific and installed an additional 300 PH/s, increasing our total hashrate capacity to 1.9 EH/s. Moreover, we’re delighted to continue working with ePIC to develop custom rigs for use at Helios. We share their passion for innovation and are always looking at how we can better improve our operational performance for the benefit of our shareholders. In making use of the most advanced mining equipment, Argo continues to cement its position as one of the most innovative, ambitious, and sustainable cryptocurrency miners.”

“We are proud of our collaboration with Argo,” said Jim Seto, CEO of ePIC Blockchain. “We have worked closely with Argo’s technical team on their innovative immersion solution and with Intel engineers to design an advanced customized Bitcoin miner with an eye to performance and efficient management of the mining fleet.”

Non-IFRS Measures

Bitcoin and Bitcoin Equivalent Mining Margin is a financial measure not defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin has limitations as an analytical tool. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS, or other IFRS measures. This measure is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, our gross margin as determined in accordance with IFRS.

The following table shows a reconciliation of gross margin to Bitcoin and Bitcoin Equivalent Mining Margin, the most directly comparable IFRS measure, for the months of March 2022 and April 2022.

	Month Ended 30 April 2022		Month Ended 31 May 2022
	£	$	£	$
Gross (loss)¹	(12,810,339)	(17,300,281)	(11,719,569)	(14,650,191)
Gross Margin	(253%)	(253%)	(377%)	(377%)
Depreciation of mining equipment	1,295,290	1,749,281	2,012,575	2,515,844
Charge in fair value of digital currencies	14,649,214	19,783,670	11,031,576	13,790,157
Realized loss/(gain) on sale of digital currencies	657,423	887,846	601,801	752,289

Mining Profit	3,791,588	5,120,517	1,926,383	2,408,099
Bitcoin and Bitcoin Equivalent Mining Margin	75%	75%	62%	62%
(1) Due to unfavourable changes in the fair value of Bitcoin and Bitcoin Equivalents in April 2022 and May 2022 there was a loss on change in fair value of digital currencies.
* Dollar values translated from pound sterling into U.S. dollars using the noon buying rate of the Federal Reserve Bank of New York as at the applicable dates.

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 June, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel